Exhibit 11.1

ASM International N.V.

Code of Ethics

Our Commitment to Quality

An integral part of ASM’s commitment to quality is in conducting our company’s business with integrity and honesty. We believe that a company’s reputation for ethical and fair business practices is the foundation upon which it can build long-term relationships and achievements. As a member of the global corporate community, and a leader in a technology industry that is helping to shape our future, we are keenly aware of our responsibility to uphold the highest standards in our business and accounting practices, that not only maintain the trust and credibility of our customers and shareholders, but promote the culture of ethical and responsible growth.

The following outlines the basic principles of ASM International’s Code of Ethics. Its provisions are applicable to all ASM employees, and include the obligations of all of our senior management, including the President and CEO, and CFO, who oversee and who are specifically responsible for our financial reporting. It is the responsibility of the Management Board and each Regional Manager to ensure that these principles are communicated to and observed by all ASM employees.

Standards of Conduct

We conduct our business with fairness, honesty, integrity and respect for the interests of our stakeholders in a wide variety of social, political and economic environments.

We will safeguard the company’s assets, exercising responsible use and control over any and all assets and resources entrusted. We will protect the Company’s confidential proprietary information, and the proprietary information of suppliers and customers.

Competition

ASM supports the principles of free enterprise and fair competition. We aim to meet customer’s needs, faster and better than our competitors. To this end ASM will compete vigorously but fairly and within the framework of applicable competition laws.

Conflicts of Interest

ASM employees must avoid activity that leads to a conflict of interest. This includes, but is not limited to acceptance and giving of personal gifts or hospitality, to or from ASM stakeholders, other than gifts of nominal value or reasonable hospitality given in the ordinary course of business. Any agreement or understanding regarding favours or benefits in exchange for the gifts must be avoided. Gifts of other than nominal value may not be accepted without full disclosure to and prior relevant clearance from the employee’s supervisor.

ASM and its employees will not pay or offer to pay bribes or illicit payments to government officials or candidates, or other parties, in order to obtain or retain business

Compliance with Laws and Regulations

We will uphold and comply with the applicable governmental laws, rules and regulations and respect the customs, of all the countries in which ASM operates.

Insider trading

Information that is not publicly-available and can be viewed by a reasonable investor as potentially having an affect on ASM’s stock price is considered “material” information. Under law, a person in possession of such information is considered an “insider.” Any person using such information to trade in ASM securities, or to cause others to execute trades, is in violation of securities laws, and will be subject to the consequences of such actions. Please refer to the ASM Insider Trading Policy for more information.

Finance and Accounting

Senior corporate and financial management will provide fair, accurate and timely and understandable financial disclosure in all documents filed with regulatory authorities in the US, Amsterdam and Hong Kong, and in public communications. Furthermore we ensure that all information is communicated objectively, disclosing all relevant information that could be deemed material.

Senior corporate and financial management will not influence accounting personnel, with regard to accounting judgments and estimates for the purpose of modifying reported financial results.

Records of transaction will be maintained in an accurate complete and timely manner in accordance with our accounting policies. No unrecorded funds or assets will be established or maintained.

Risk Management and Internal Controls

We give due consideration to assessing the business risks and the quality of our business controls, including internal controls over Financial reporting, as well as to implement control improvements.

Human Resources

At ASM, every employee has an equal opportunity for personal recognition and career development, regardless of personal background or belief. The same policy applies to recruitment of employees. No form of discrimination or harassment will be tolerated. An important part of this policy is selecting, rewarding and promoting people who demonstrate entrepreneurial behaviour and show individual initiative in combination with a high degree of knowledge and experience of the product, local market and culture.

Health, Safety and Environment

We are committed to protect, maintain and promote the safety, health and general well-being of our workforce. We provide a safe and secure work environment for all employees, and for the use of materials and equipment. We promote high standards of product safety, energy conservation and environmental quality, with an ongoing commitment to reduce emissions and waste in all our plants and facilities.

Whistleblowers

We encourage ASM employees to report to management promptly any breach or suspected breach of this code or other company guidelines.

In most cases, violations are reported to the next level of management. If not appropriately addressed, the violation should then be brought to the attention of a member of senior management, or the Management Board of Directors.

If an employee has any concerns regarding questionable accounting or auditing matters, he or she may also notify a member of the Audit Committee.

Any reports or complaints by employees under this code shall be strictly confidential and investigated promptly by management or the Audit Committee, as the case may be. ASM will not retaliate or undertake action against any employee for filing a report or complaint under this code of ethics or for assisting therein. Please refer to our Whistleblower policy for more information.